XPO Logistics, Inc.

Five Greenwich Office Park

Greenwich, CT 06831

February 24, 2014

VIA EDGAR

Loan Lauren P. Nguyen, Esq.

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	XPO Logistics, Inc.
Registration Statement on Form S-4 (File No. 333-193626)

Dear Ms. Nguyen:

Pursuant to Rule 461 promulgated under the U.S. Securities Act of 1933, as amended (the “Securities Act”), XPO Logistics, Inc. (the “Registrant”) hereby requests that the effectiveness under the Securities Act of the above-captioned Registration Statement be accelerated to February 24, 2014 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable. In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David K. Lam at (212) 403-1394 or Sebastian L. Fain at (212) 403-1135 of Wachtell, Lipton, Rosen & Katz with any questions you may have. In addition, please notify Mr. Lam or Mr. Fain when this request for acceleration has been granted.

Sincerely yours, XPO Logistics, Inc.

By:	/s/ Gordon E. Devens
Gordon E. Devens Senior Vice President, General Counsel and Secretary